Item 77Q2 and Sub-Item 102P2 The European Equity Fund, Inc. (the “Fund”)

Based on a review of reports filed by the Fund’s directors and executive officers, the investment advisor, officers and directors of the investment advisor, affiliated persons of the investment advisor and beneficial holders of 10% or more of the Fund’s outstanding stock, and written representations by the Reporting Persons that no year-end reports were required for such persons, all filings required by Section 16(a) of the Securities and Exchange Act of 1934 for the fiscal period ended December 31, 2009 were timely, except that that Martin Rother and Petra Pflaum, both Fund Affiliates, and  George Schuh, Head of the Germany Advisor Team, each filed a Form 3 late.  Each filing related solely to such individual’s designation as a Reporting Person and did not relate to any transactions.